Filed by Elbit Medical Imaging Ltd.
                                                 Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed filed
                                              pursuant to Rule 14a-12 under the
                                                Securities Exchange Act of 1934
                                                  Subject Company: Elscint Ltd.
                                                 Commission File No.: 001-08781


The following is a press release disseminated by Elbit Medical Imaging Ltd. on June 20, 2005:


   Elbit Medical Imaging Announces Initial Negotiations On Potential Business
                        Combination With Elscint Limited

TEL AVIV, Israel, June 20, 2005 -- Elbit Medical Imaging Ltd. (Nasdaq: EMITF; the "Company" or "EMI") announced today that its independent committee appointed to consider and discuss the potential business combination with Elscint Limited ("Elscint") has approached Elscint's independent committee to begin negotiations on the transaction, and made an initial proposal to acquire all ordinary shares of Elscint not already owned by EMI in a share-for-share transaction pursuant to which each ordinary share of Elscint will be exchanged for 0.40 ordinary shares of EMI.

The average closing price of EMI's and Elscint's ordinary shares on Nasdaq National Market and on New York Stock Exchange, respectively, during the 30-day period ending on June 8, 2005 (our first announcement of this potential transaction) was $18 and $5.78, respectively.

Should the parties decide to carry out the transaction, it will be subject to, inter alia, (i) the execution of a definitive agreement, (ii) the approval of the audit committee, board of directors and shareholders of both companies,
(iii) court approval in accordance with Sections 350 and 351 of the Israeli Companies Law 1999, and (iv) the receipt of any other approvals required by law.

There is no assurance that Elscint and the Company will continue their discussions, or that if they do continue discussions, that the transaction will be agreed upon or consummated (pursuant to the aforementioned terms or at all).

About Elbit Medical Imaging Ltd.
--------------------------------

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers (Europe) BV; the Hotel segment through its subsidiary Elscint Limited.; Image guided treatment through InSightec - Image Guided Treatment Ltd.; and venture capital investments in the telecommunications business.

Important Legal Information
---------------------------

This communication is being made in respect of preliminary discussions between EMI and Elscint with respect to a proposed transaction involving EMI and Elscint. This press release does not constitute an offer of any securities for sale. If EMI and Elscint determine to proceed with a proposed transaction, EMI and Elscint would prepare a registration statement on Form F- 4 containing a joint proxy statement/prospectus for shareholders of EMI and Elscint, which would be filed with the SEC, and each of EMI and Elscint would file any other documents required to be filed with the SEC in connection with a proposed transaction. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they would contain important information about the proposed transaction. Any final joint proxy statement/prospectus would be mailed to EMI's and Elscint's shareholders. The registration statement containing the joint proxy statement/prospectus and other documents would be available free of charge at the SEC's Internet site (http://www.sec.gov).

If EMI and Elscint determine to proceed with a proposed transaction, EMI, Elscint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of a proposed transaction. Information regarding EMI's directors and executive officers is available in EMI's Annual Report for the Fiscal Year Ended December 31, 2003, which was filed with the SEC on June 30, 2004. Information regarding Elscint's directors and executive officers is available in Elscint's Annual Report for the Fiscal Year Ended December 31, 2003, which was filed with the SEC on June 30, 2004. Information regarding persons who may, under the rules of the SEC, be considered participants in a solicitation of EMI and Elscint shareholders in connection with a proposed transaction would be set forth in the joint proxy statement/prospectus if and when such joint proxy statement/prospectus is filed with the SEC.

Any forward looking statements with respect to Elbit's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of Elbit's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.


Company Contact:                          Investor Contact:
----------------                          -----------------
Shimon Yitzhaki                           Kathy Price
Elbit Medical Imaging Ltd.                The Anne McBride Company
011-972-3-608-6000                        1-212-983-1702 x207
syitzhaki@europe-israel.com               kprice@annemcbride.com
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